5/17


05007997

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Modelo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34766 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 5/17/05

COMMITMENT

GRUPO MODELO S.A. DE C.V. MEXICO

Grupo Modelo SA

2004 Annual Report

THE EBITDA HAS RECORDED DOUBLE-DIGIT COMPOUND ANNUAL GROWTH OVER THE LAST 10 YEARS. THIS SUCCESS IS DUE TO COMMITMENTS MADE BY THE COMPANY, WHICH HAVE FUELED ITS GROWTH, PROFITABILITY AND SHAREHOLDER VALUE GENERATION.



14,000
12,000
10,000
8,000
6,000
4,000
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Millions of constant Mexican pesos as of December 31, 2004



Content

Company Profile

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.5% of the total domestic and export) market share, as of December 31st, 2004. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes 10 brands: Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo and other regional brands. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Corporate Structure


GRUPO MODELO S.A. DE C.V. MEXICO
DIBLO, S.A. DE C.V.
SERVICE
CANS AND CROWNS
MACHINERY
MANUFACTURER
MALTING FACILITIES
LOGISTICS
INTERNATIONAL
AGENCIES AND DISTRIBUTORS
61 Companies
ASSOCIATES
4 Companies
BREWERIES
7 Companies
COMMERCIAL
4 Companies

Our Mission

Produce, distribute and sell quality beer:

- With excellent service.
- At a competitive price.
- Optimizing resources.
- Surpassing customer expectations.
- With the collaboration of employees, suppliers and distributors, contributing to their economic, cultural and social development.
- Improving the profitability of the business.
- Protecting the natural resources and,
- Cooperating with the progress of the community and the country.

PROFITABILITY

BY FOCUSING ON CONTINUOUS IMPROVEMENT, THE COMPANY HAS BEEN ABLE TO PROGRESSIVELY INCREASE CASH FLOW GENERATION AS WELL CONTINUALLY EXPANDING ITS MARGINS. OVER THE YEARS THIS HAS ALLOWED A SOLID FINANCIAL POSITION TO BE MAINTAINED AND ATTRACTIVE RETURNS GENERATED.

FINANCIAL HIGHLIGHTS

Grupo Modelo, S.A. de C.V. and Subsidiaries

Figures in millions of constant Mexican pesos as of December 31, 2004 except sales of beer, per share data and employees.

YEAR ENDED DECEMBER	2004	2003	Changes
Sales of Beer - Million hectoliters -			
Domestic Market	**30.59**	30.10	1.6%
Export Market	**12.23**	11.82	3.5%
Total Market	**42.82**	41.92	2.1%
Net Sales	**44,814**	42,554	5.3%
Operating Income	**13,150**	11,430	15.0%
EBITDA	**14,921**	13,122	13.7%
Net Majority Income	**6,183**	5,067	22.0%
Funds Provided by Operating Activities	**10,147**	7,842	29.4%
Capital Expenditures	**4,301**	3,092	39.1%
Depreciation and Amortization	**2,115**	2,051	3.1%
Financial Situation as of December 2004			
Total Assets	**73,466**	67,380	9.0%
Total Liabilities	**12,654**	12,425	1.8%
Majority Stockholders' Equity	**46,726**	41,773	11.9%
Outstanding Shares at year end (Millions)			
Common Shares	**3,252**	3,252	0.0%
Book Value per Share	**14.37**	12.85	11.8%
Earnings per Share	**1.90**	1.56	22.0%
Dividend per Common Share	**0.88**	0.58	52.1%
Closing Stock Price	**30.66**	26.97	13.7%
Return to Equity	**13.23%**	12.13%	
Number of Employees and Workers	**44,591**	47,593	-6.3%

THE INCREASE IN EXPORT SALES HAS ALLOWED HIGHER DIVERSIFICATION IN THE SOURCE OF REVENUES.



Sales of Beer
Million hectoliters
2004
71.4%
28.6%
42.82
2003
71.8%
28.2%
41.92
2002
72.2%
27.8%
39.98
2001
74.0%
26.0%
38.58
2000
76.6%
23.4%
36.40
Domestic
Export
Total


Earnings per Share
Figures in constant Mexican pesos as of December 31, 2004
2004
1.90
2003
1.56
2002
1.42
2001
1.29
2000
1.21
Number of Shares: 3,251,759,632
Amount
Growth

THE FOCUS ON PROFITABILITY IS REFLECTED IN THE CONTINUOUS PROFIT GROWTH.

EFFICIENCY

THE "COMPETITIVE MANAGEMENT MODEL" LOOKS AT THE ORGANIZATION IN TERMS OF AN OVERALL SYSTEM AND SEEKS WAYS TO IMPROVE ITS PROCESSES AND INTERACTIONS, KEEPING IT ON TRACK WITHIN THE STRATEGIC PLAN. THIS HAS MADE THE COMPANY MORE COMPETITIVE, WITH AN UNDERLYING GOAL OF VALUE CREATION.

SERVICE

TECHNOLOGY HAS ALLOWED THE COMPANY TO ACQUIRE A BETTER UNDERSTANDING OF THE MARKET WHICH HAS ENABLED THE CORRECT BRAND POSITIONING STRATEGY TO BE APPLIED.


CERVECERIA MODELO, S.A. DE C.V.
La Victoria
Victoria

HAND-HELDS ARE A VALUABLE TOOL FOR OBTAINING INFORMATION ABOUT MARKET PREFERENCES.

Total Market Share

Year	Share
2004	62.5%
2003	63.1%
1997	57.9%
1992	52.0%
1982	41.9%


Export Volumes
Million hectoliters
2004
12.23
2003
11.82
2002
11.12
2001
9.99
2000
8.55
Volume
Growth

THE PERFORMANCE OF THE EXPORT BRAND PORTFOLIO WAS BOLSTERED BY IMAGINATIVE ADVERTISING CAMPAIGNS.

GLOBAL MARKETS

THE PRESENCE OF GRUPO MODELO BRANDS IN GLOBAL MARKETS DEPENDS UPON THE CAPACITY TO DEVELOP MARKET INTELLIGENCE AND TO OFFER AN EXCELLENT PORTFOLIO OF HIGH QUALITY BRANDS.

SOCIETY

THE COMPANY HAS INCORPORATED A NUMBER OF SOCIAL RESPONSIBILITY COMMITMENTS IN ITS CULTURE AND STRATEGY. THEY INCLUDE ENVIRONMENT CONSERVATION AND RESTORATION, "RESPONSIBLE CONSUMPTION" CAMPAIGNS, AS WELL AS VARIOUS SOCIAL WELFARE PROGRAMS.



THE CONSERVATION AND RESTORATION OF THE ENVIRONMENT IS ONE ASPECT OF GRUPO MODELO'S WORK FOR THE BENEFIT OF THE COMMUNITY.

SHAREHOLDERS



Dear Shareholders,

On behalf of the Board of Directors, we are pleased to present the results for the 2004 financial year.

It has been a particularly significant year because we celebrated the tenth anniversary of the listing of our shares on the Mexican Stock Exchange. This gave us an opportunity to reflect on the many goals we have set and achieved, not only on behalf of our shareholders, but also on behalf of our customers, distributors, suppliers, employees and the community as a whole. The people, who trusted in our capacity to prudently and efficiently manage the progress of the company, saw our commitment reflected in solid results.

New challenges and opportunities have arisen with each year, and we have been able to take advantage of them through our commitment, experience, and ability to understand market needs.

The results of this effort are reflected in the figures: net sales reached $44,814 million pesos. This was an increase of 5.3% over the previous year, while sales volume for the year reached 42.8 million hectoliters, representing an increase of 2.1% compared to 2003.

Domestic beer sales totaled $27,734 million pesos. This figure reflects the appreciation of our products, the recognition of their quality and their accurate positioning, which have allowed us to retain clear leadership of the domestic market with a total share of 56.6%.

Export volumes accounted for 28.6% of the total, with particularly good results recorded in the United States, as well as exceptional growth in Canada and Europe.

In Mexico, the imported brands segment is becoming more and more competitive. Recognizing that this sector represents a significant opportunity for development, the Anheuser-Busch, Budweiser, Bud Light and O'Douls brands are distributed and marketed through Cervezas Internacionales.

In order to be in a position to achieve consistently good results, not only in 2004 but throughout the years, we have established and will continue to commit to these five cornerstones of our operation:

- **Profitability**
- **Efficiency**
- **Service**
- **Global Markets**
- **Society**

Commitment to Profitability

As a result of our ongoing pursuit of operating efficiencies, which are reflected in cost and expenditure reductions, our operating profit was $13,150 million pesos, which represents an increase of 15.0% compared to 2003. This means we have achieved a new record operating margin of 29.3%, an increase of 240 basis points compared to the previous year. Grupo Modelo continues to be one of the world's most profitable brewers.



THE CONSISTENT ACHIEVEMENT OF POSITIVE RESULTS DEPENDS UPON FULFILLING COMMITMENTS THAT ENCOMPASS ALL AREAS OF THE ORGANIZATION. THIS HAS BROUGHT GRUPO MODELO RECOGNITION AS A WORLD-CLASS COMPANY.

These satisfying results enabled us to continue to create value for our shareholders, as well as maintain a consistent record of dividend payments. 2004 was no exception and at the Shareholders' General Meeting held in April, a dividend of $2,771 million pesos was declared. The total cash payment, including the dividend paid to Anheuser-Busch for its shareholding in Diblo, was $3,705 million pesos.

All our efforts to make the business more profitable have established the company as a model of consistency and a solid investment choice, thanks to its ability to produce positive results and maintain its healthy financial structure.

We take decisions based on our desire to exceed the expectations of our shareholders, and this is reflected in the price of Grupo Modelo shares, which have produced a nominal return of 621% between the time they were first quoted on the Mexican Stock Exchange and the end of December 2004. This return is the result of constant value generation, given that the compound annual growth recorded in our operating profit over the last 10 years is 11.8%.

Commitment to Efficiency

Grupo Modelo is notable for its constant pursuit of improvements by investing in fixed assets and systems, effective inventory management, and the development of highly trained personnel.

As an example of our commitment to maintaining high levels of operational efficiency, we invested $4,301 million pesos during the year. These investments were primarily focused on increasing our production capacity in Compañía Cervecera del Trópico, on updating equipment and machinery in all breweries, and on restructuring our distribution operations.

The restructuring of the functions associated with distribution deserves special mention, because it has allowed us to consolidate our distribution centers and routes. This, in turn, has translated into savings and efficiencies in our methods for delivering our product to the right place at the right time.

Another notable aspect is our ongoing investment in technology, which enables us to obtain more and better information about the needs of the market. It also contributes a high level of integration to our internal systems so that we can maintain and increase coordination between breweries, distribution centers, and the various points of sale.

These processes have been driven by the "Competitive Management Model" which encompasses all areas and companies in Grupo Modelo, imparting a systematic focus. The common denominator it applies is the creation of value for customers, personnel, shareholders, suppliers and the community.

Commitment to Service

In this important area, the company has focused on maintaining the leading position of its brands in the various markets by delivering services with high added value.

We constantly apply the most effective sales strategy, based on continuous market analysis. This means that we are continuing to operate the pre-sales system in the places where it is economically viable. We have also made a significant effort to segment our products in order to layer our brand portfolio.

Our understanding of the market has enabled us to take concrete action to improve the efficiency of our distribution operations, which ultimately allow our products to reach more places and therefore be available to a larger number of customers.

Commitment to Global Markets

Our presence in the global marketplace has allowed us to consolidate Corona Extra as the Mexican beer with the highest sales worldwide.

It is primarily as a result of the efforts channeled into increasing sales, consumer preference, and recognition of the quality of our products that our export sales reached a total of $1,094 million dollars in 2004. This represents an increase of 11.5% compared to the previous year.

In the last 10 years, the number of countries in which our products are sold has increased from 85 to more than 150.

Our commitment to international markets and the globalization of the company has led us to make investments in assets beyond our own borders. For example, we invested in a malting facility at Idaho Falls, Idaho. Construction, which began in 2003, is on schedule and we expect to commence operations in 2005.

Commitment to Society

Our achievements during 2004 and throughout the years would be lacking something if we were not fulfilling our responsibilities and commitment to society.

Grupo Modelo has built a reputation as a company committed to the communities in which we have developed our business and this has been recognized by a "Socially Responsible Company" award.

Our achievements in maintaining high standards of operating productivity, while investing to make our operations as environmentally friendly as possible, have

THE CAPACITY TO TURN CHALLENGES INTO OPPORTUNITIES AND UNDERSTAND THE NEEDS OF THE MARKET HAS BEEN REFLECTED IN HIGHER SALES.

Net Sales
Millons of constant Mexican pesos as of December 31, 2004

Year	Domestic	Export	Amount
2004	71.6%	28.4%	44,814
2003	73.3%	26.7%	42,554
2002	75.7%	24.3%	40,488
2001	77.4%	22.6%	38,054
2000	76.0%	24.0%	36,232

earned the Cebadas y Maltas subsidiary a prize for "Environmental Excellence."

As for plans that benefit society - through Filantropía Modelo we have supported programs that assist underprivileged communities. The programs have ranged from supporting institutions which offer courses in areas of environmental awareness, to investing in the construction and improvement of schools in communities close to the cities in which the company operates.

Throughout its long history, Grupo Modelo has focused on setting and meeting goals which position us as a world class Mexican company. The consistent way we achieve positive results confirms that we have made the right decisions in responding to the needs of this particular stage of our existence. We wish to thank you for your ongoing support and confidence, and to assure you once again of our continuing commitment to making Grupo Modelo a role model for the future.

Yours sincerely,

Antonino Fernández
Chairman of the
Board of Directors

Carlos Fernández
Chief Executive
Officer

Mexico City, April 2005.

PROFITABILITY



Throughout the years, Grupo Modelo has focused on continuous improvement as well as on significantly increasing its profitability. This requires serious commitment, and means not only maximizing sales but also reducing costs and expenses.

The benefits to the operation have resulted in a continuous generation of cash flow and a solid financial position, ensuring the timely allocation of resources to the areas where they are required, and keeping Grupo Modelo in a strong position to meet present and future challenges.

These results are seen in the constant growth in profitability of the business and in the resulting attractive returns for investors. This is reinforced by a long-term commitment, as demonstrated by the compound annual EBITDA growth rate of 11.3% generated by the company during the last 10 years and by the increase in EBITDA margin from 22.8% in 1995 to 33.3% in 2004. During this same period, the profit per share has shown a compound annual growth of 12.4%.

Grupo Modelo's capacity to generate such satisfying operating profits has provided the basis for ongoing investments in assets without the need to resort to any form of financing, and has allowed the company to maintain an appropriate dividend policy.



JUDICIOUS ALLOCATION OF RESOURCES HAS ENABLED THE COMPANY TO INCREASE THE RETURN ON INVESTMENT.

THE OPERATING MARGIN RECORDED IN 2004 WAS 29.3%, 240 BASIS POINTS HIGHER THAN THE PREVIOUS YEAR.








Extra
no tiene fronteras


Operating Profit
Millons of constant Mexican pesos as of December 31, 2004
2004 13,150
2003 11,430
2002 10,309
2001 9,079
2000 9,198
Amount
Margin

EFFICIENCY



Grupo Modelo has maintained a clear vision which, combined with the proper evaluation and implementation of procedures designed to improve processes and create value, has been crucial to achieving targeted levels of efficiency.

The "Competitive Management Model" has been a fundamental element in fulfilling this commitment. It helps create, establish and reinforce processes, management systems and monitoring mechanisms. The objective is to achieve the highest possible quality standards in all the company's functions and to align them with the strategic plan.

Considerable effort has been put into the evaluation of operational needs, the development of a network of suppliers who guarantee the quality of raw materials, and the optimization of materials management, with the overall purpose of receiving raw materials from suppliers in the most appropriate form possible.

In terms of beer production, Grupo Modelo has taken a number of steps to improve production planning at each of its breweries. This process has a direct impact on distribution, as shown by the significant reductions in transportation expenses.









Personnel
Total employees & workers
2004 44,591
2003 47,593
2002 48,474
2001 48,445
2000 46,890



TODO CON MEDIDA
Modelo
ESTRELLA

The delivery of products from the breweries to distributors has been optimized, as this is a fundamental part of the process of consolidating the agencies. This meant that the size of Grupo Modelo's fleet of tractor trucks and trailers could be reduced during the year, while increasing the use of resources and providing an optimal level of service.

The service provided to points of sale and consumption centers was also improved by the fact that deliveries to customers across the country were optimized through improved route allocation. This resulted in decreased expenses, as well



TOTAL CAPITAL INVESTMENTS MADE DURING THE LAST 10 YEARS AMOUNTED TO $38,440 MILLION PESOS.



Capital Expenditures
Depreciation & Amortization
Millons of constant Mexican pesos as of December 31, 2004
2004 4,301
2003 3,092
2002 3,149
2001 3,586
2000 4,120
2004 2,115
2003 2,051
2002 1,975
2001 1,898
2000 1,728
Investment per each peso of depreciation:
2000 $2.38 / 2001 $1.89 / 2002 $1.59 / 2003 $1.51 / 2004 $2.03




ESTRELLA
Tu Buena Estrella

World's Top 10 beer brands (Millions of barrels-shipments)

Brands	Brewer	2002	2003	%	Mkt Share
1.Bud Light	Anheuser-Busch,Inc	37.2	38.1	2.5	3.1
2.Budweiser	Anheuser-Busch,Inc	38.3	37.1	-3.1	3.1
3.Skol	AmBev	27.5	27.2	-1.0	2.2
4.Corona	**Grupo Modelo**	**22.2**	**23.0**	**3.2**	**1.9**
5.Heineken	Heineken NV	19.5	18.8	-3.5	1.6
Total Top 5		**144.7**	**144.2**	**-0.3**	**11.9**
6.Coors Light	Coors Brewing Co.	16.9	16.6	-1.8	1.4
7.Asahi Super Dry	Asahi Breweries,Ltd	17.4	16.0	-8.1	1.3
8.Miller Lite	SABMiller	15.7	15.9	1.0	1.3
9.Brahma Chopp	AmBev	14.1	13.9	-1.5	1.1
10.Polar	Cerveceria Polar CA	12.3	12.3	0.0	1.0
Total Top 10		**221.2**	**218.8**	**-1.0**	**18.0**

Source: Impact Databank


Corona

as in significant reductions in inventory levels throughout the entire supply chain.

The optimization of distribution processes has started to generate considerable savings, which accounted for a substantial proportion of the increase in the company's profitability in 2004. Given the scope of the undertaking, full implementation will continue during 2005 and 2006.

During 2004, total investment amounted to $4,301 million pesos, with a cumulative total of $38,440 million pesos for the last 10 years, and this investment was made from internal resources.

The investments in assets made for the purpose of maintaining world class facilities and having the installed capacity to meet market demand, resulted in an average system utilization capacity of over 82%.

In October 2004, Grupo Modelo increased its equity investment in Extractos y Maltas, company that produces beer malt, with an installed capacity of 90,000 tons per annum.

All breweries retained their ISO 9001 quality systems certification as did the Inamex de Cerveza y Malta, Envases y Tapas Modelo, and Cebadas y Maltas subsidiaries.

The efficiencies achieved by the company would not have been possible without a highly trained and committed workforce.

Systems have been implemented within Grupo Modelo for performance appraisal and remuneration based on merit and targets achieved, with the goal of inspiring and maintaining in its employees a genuine and ongoing commitment to the excellent performance of the business.


EXTRACTOS Y MALTAS, S.A



IN ORDER TO SECURE A RELIABLE SUPPLY OF HIGH QUALITY BEER MALT, IN 2004 THE COMPANY INCREASED ITS STAKE IN EXTRACTOS Y MALTAS.





SERVICE



Throughout the years, Grupo Modelo's commitment to service has enabled it to better understand the needs of the various participants in the market - first and foremost consumers - but also the distributors and importers who also play a key role in the value chain.

In 2004, Grupo Modelo continued to equip its sales force with the best technologies. The hand-held devices not only facilitate the traditional pre-sale and sales processes, but are also invaluable when it comes to gathering the statistical information that gives sales and marketing areas a better understanding of their customers and products. This technology has been applied to find the right combination of products in terms of brand, presentation and price, in order to improve revenue management.

As a result, in 2004 the company's domestic beer sales reached $27,734 million pesos, which was an increase of 1.6% compared to sales recorded for the previous year.

The market has been evolving over time, and the work the company has done has positioned it to meet the challenge of constant changes, particularly in terms of consumer behavior.

The"Extra Stores" is a convenience store concept devised by Grupo Modelo to respond to the needs of certain market segments by providing strategically located points of sale. This year was significant because there was an increase in the number of points of sale, total sales, and market presence in Mexico.

THE COMPANY HAS DEVELOPED DIFFERENT APPROACHES TO CARE FOR DIFFERENT TYPES OF CUSTOMER.


MODELORAMA
Corona
Extra



ADVERTISING CAMPAIGNS STRENGTHEN THE BRAND PORTFOLIO. THE "I'M FROM HERE" ("DE AQUÍ SOY") CAMPAIGN SUPPORTED THE NEW IMAGE OF PACÍFICO IN CAN.


Misma frescura, Nueva imagen.
PACIFICO
CLARA
de aquí soy
PACIFICO
CON MODERACIÓN
04710114389
www.gmodelo.com

In terms of sponsorships and promotions during 2004, Grupo Modelo was present at a large number of major performance events, artistic and cultural functions. It also sponsored sporting events such as Corona Rally, Corona "Nauticopa" nautical cup, the Corona Challenge Series, as well as soccer, basketball and baseball, among others.

In Grupo Modelo, the service has derived significant benefits, and these can be evaluated only in terms of the clear product trust and brand recognition within the market.


DEPOSITO DE CERVEZA FRIA





TECHNOLOGICAL PLATFORMS FACILITATE DEMAND FORECASTING AND HELP THE COMPANY LEARN MORE ABOUT CONSUMERS.

GLOBAL MARKETS



Increasing the presence of the company's brands in global markets has required significant effort and has been achieved only by developing a broader understanding of the market, an excellent brand portfolio, and exceptional quality.

12.2 million hectoliters were exported in 2004, setting a new record for the company. Export sales revenues reached $1,094 million dollars, an increase of 11.5% compared to the previous year.

The company's representative offices abroad were a key factor in developing their respective markets.

In April 2004, in recognition of the solid positioning and appreciation of the company's beers, "Impact Magazine" in the US named Corona Extra, Corona Light and Modelo Especial as the beer brands that had made the greatest impact during the year. This is the ninth time that Corona Extra, has been recognized in this way.

Exports to Canada increased by 11% over 2003. Corona Extra consolidated its position as the leading beer brand in the import segment.

With the increases recorded in the last few years, Europe now accounts for approximately 6% of total exports. Grupo Modelo is the market leader in the category of non-European imported bottled beers, achieving double digit volume growth during the year. Meanwhile, the strong sales performance in Asia, Central & South America, and the African continent,

Total Imported Beers in the U.S. (Thousands of cases)

Brand	2002	2003	2004(E)	Change 04/03
1.Corona Extra	**91,224**	**96,047**	**97,929**	**2.0%**
2.Heineken	60,365	61,715	62,000	0.5%
3.Labatt Blue	15,595	15,075	14,171	-6.0%
4.Tecate	13,110	13,465	14,542	8.0%
5.Guinness	10,715	10,985	11,479	4.5%
6.Modelo Especial	**7,755**	**9,266**	**10,951**	**18.2%**
7.Amstel Light	9,760	10,100	10,605	5.0%
8.Corona Light	**6,977**	**8,140**	**8,705**	**6.9%**
9.Beck's	7,830	7,245	7,607	5.0%
10.Foster's	9,270	8,450	7,500	-11.2%
Total Top 10	**232,601**	**240,488**	**245,489**	**2.1%**

Source: Impact Databank E: estimate

GRUPO MODELO HAS THREE OF THE TOP TEN HIGHEST SELLING IMPORTED BRANDS IN THE UNITED STATES.

THE PORTFOLIO OF BRANDS STRENGTHENED ITS PRESENCE IN THE MORE THAN 150 COUNTRIES WHERE THEY ARE SOLD.


Corona
Light
Cerveza Light, ¡Calidad Corona!


Keep going until the english is gone.
Mexico via Pacifico

contributed to Grupo Modelo's continuing excellent position in the more than 150 countries in which it markets its products.

Grupo Modelo has risen to the challenges it has faced in the global marketplace, giving its brands and its business an increasingly global presence. In doing so, it is diversifying its income sources and promoting the name and quality of Mexican products abroad.


Corona
Extra
LE MEXIQUE CHEZ TOI
COUREZ LA CHANCE DE GAGNER UN PARTY MEXICAIN CHEZ VOUS AVEC 25 DE VOS AMIS!
StHub
Corona Extra

SOCIETY



Being a Socially Responsible Company means establishing a business culture and strategy that incorporates a commitment to the human and professional development of employees, to strengthening business ethics, to the community, and to the environment.

In terms of ecology, the company has endeavored not only to meet but to exceed environmental standards and expectations. This year, the company's Cebadas y Maltas subsidiary was awarded the Federal Government prize for "Environmental Excellence."

It is worth mentioning that all the company's production plants, including not only the seven breweries but also Envases y Tapas Modelo and Cebadas y Maltas, have an ISO 14001 certified environmental management system.

In 2001, Grupo Modelo launched an environmental conservation and restoration plan to protect the forest resources in the Iztaccihuatl-Popocatepetl National Park, in association with the National Commission for Protected Natural Areas, the park managers and Pronatura, A.C.

Thanks to the outstanding success of this plan, some aspects of it are being extended to other areas, such as the Ecological Park in Mexico City, also known as the Middle Ajusco, where Modelo is collaborating with other institutions, both private and governmental, to promote environmental education programs.

Filantropía Modelo continues to play a role in the company's social initiatives by making contributions for the benefit of the community, primarily in the areas of education, health,

GRUPO MODELO MET ITS COMMITMENT TO SOCIETY BY SUPPORTING THE COMMUNITY THROUGH FILANTROPÍA MODELO.





THE "FOR A MODEL SCHOOL" PROGRAM SUPPORTS PUBLIC EDUCATIONAL INSTITUTIONS.

QUE GIRE EL BALÓN,
NO TU CABEZA.



art and culture. It also funds support programs for the disabled.

Grupo Modelo developed the "For Responsible Consumption" campaign which is designed to make consumers of all ages more aware of how to enjoy Grupo Modelo products in moderation. The advertising campaigns have featured sports personalities who help convey this message.

Grupo Modelo demonstrates its commitment to society through concrete actions which produce results. By attaching such importance to this main objective, the company continues to act as a role model for future generations.


Por un consumo responsable.
CON MEDIDA
www.gmodelo.com
GRUPO MODELO, S.A. DE C.V.
MEXICO

GRUPO MODELO INVITES ITS CONSUMERS TO JOIN THE "MEASURE" ("MÍDETE") CAMPAIGN, PROMOTING RESPONSIBLE CONSUMPTION.



BOARD OF DIRECTORS

CHAIRMAN

Antonino Fernández Rodríguez

DIRECTORS

Antonino Fernández Rodríguez (1, 2)
Juan Sánchez-Navarro y Peón (1)
Carlos Fernández González (1)
Ma. Asunción Aramburuzabala Larregui (1, 2)
Emilio Carrillo Gamboa (3)
Valentín Díez Morodo (1, 2)
Luis Javier González Cimadevilla (1)
Pablo González Díez (1, 2)
Roberto Hernández Ramírez (1)
Jaime Serra Puche (3)
August A. Busch III (1)
Mark Bobak (1)
Thomas Heather Rodríguez (3)
James Jones (3)
Rogelio Ramírez de la O. (3)
Ann Richards (3)
Thomas W. Santel (1)
Pedro Soares (1)
Alejandro Strauch (1)

ALTERNATE DIRECTORS

Luis Manuel Sánchez Carlos
Mario Álvarez Yates
Laurentino García González
Lucrecia Aramburuzabala Larregui
Luis Gerardo Sordo Sordo
Alfonso Cervantes Riba
Luis Miguel Álvarez Pérez
Cesáreo González Díez
Joaquín Sordo Barba
Fernando del Castillo Elorza
August A. Busch IV
Randolph Baker
Stephen J. Burrows
Juan Cintron Patterson
John F. Kelly
William J. Kimmins
Stephen K. Lambright
John Purnell
Patrick Stokes

SECRETARY

Jorge Siegrist Prado

ALTERNATE SECRETARY

Juan Sánchez-Navarro Redo

STATUTORY EXAMINERS

Miguel Ortiz Aguilar
Alberto Tiburcio Celorio

ALTERNATE STATUTORY EXAMINERS

Rafael Maya Urosa
Agustín Aguilar Laurents

1. Related
2. Proprietary
3. Independent

EXECUTIVE OFFICERS

Antonino Fernández Rodríguez

CHAIRMAN OF THE BOARD OF DIRECTORS

Carlos Fernández González

CHIEF EXECUTIVE OFFICER

Ernesto Alcalde y Rodríguez

VICE PRESIDENT – CHIEF FINANCIAL OFFICER

Raúl Gil Loredo

VICE PRESIDENT – TECHNOLOGY

Jorge Siegrist Prado

VICE PRESIDENT – CORPORATE GOVERNMENT AFFAIRS AND PUBLIC COMMUNICATION

José Parés Gutiérrez

VICE PRESIDENT - INTERNATIONAL MARKETS

Alfredo García Hernández

VICE PRESIDENT – PLANNING AND STRATEGIC DEVELOPMENT

René Saracho Villegas

VICE PRESIDENT – PROCUREMENT

Víctor M. Alonso Maltrá

VICE PRESIDENT – HUMAN RESOURCES

Margarita Hugues Vélez

GENERAL COUNSEL

Francisco Ruenes Escoto

CHIEF DOMESTIC SALES OFFICER

Francisco Mijares Noriega

DIRECTOR CORPORATE DOMESTIC SALES

Carlos Uranga Netzker

CHIEF MARKETING OFFICER

FINANCIAL SUMMARY OPERATIONS

Grupo Modelo, S.A. de C.V. and Subsidiaries

Figures in millions of constant Mexican pesos as of December 31, 2004, except per share data.

SUMMARY OF CONSOLIDATED OPERATIONS	**2004**	2003	2002
Sales of Beer - million hectoliters -			
Domestic Market	**30.59**	30.10	28.87
Export Market	**12.23**	11.82	11.12
Total Market	**42.82**	41.92	39.98
Net Sales	**44,814**	42,554	40,488
Cost of Goods Sold	**19,573**	18,827	18,243
Gross Profit	**25,241**	23,727	22,245
Operating Expenses	**12,091**	12,297	11,936
Operating Income	**13,150**	11,430	10,309
Interest (Gained) Paid - Net -	**-862**	-703	-735
Monetary Loss	**765**	475	609
Integral Financing Cost	**-97**	-227	-126
Other (Income) Expenses - Net -	**-288**	-521	303
Profit before Taxes and Legal Profit Sharing	**13,535**	12,178	10,132
Income Tax and Assets Tax Incurred	**4,369**	4,370	3,795
Deferred Income Tax	**-143**	107	-737
Legal Profit Sharing	**1,202**	1,037	897
Profit after Taxes and Legal Profit Sharing	**8,107**	6,664	6,177
Equity in Income of Associates and non - consolidated Subsidiaries	0	0	0
Profit before Minority Interest	**8,107**	6,664	6,177
Minority Interest	**1,924**	-1,597	-1,555
Extraordinary Items	0	0	0
NET MAJORITY INCOME	**6,183**	5,067	4,622
PER SHARE DATA			
Net Income per Share after Extraordinarity Item	**1.90**	1.56	1.42
Cash Dividends Paid:			
Total Common Stock Dividend	**2,866**	1,897	1,749
Per Share	**0.88**	0.58	0.38
Total Preferred Stock Dividend	**0**	0	0
Per Share	**0.00**	0.00	0.00
Number of Outstanding Share (million)			
Common Shares	**3,252**	3,252	3,252
Preferred Shares	**0**	0	0

Notes :

1.- The number of outstanding shares was adjusted to reflect registered in August, 1995 and October, 1998, both of 4 for 1.

2.- On December 31, 1996, PC shares were converted to B shares class II.

3.- In December, 1998, an extraordinary dividend of $1,477, was paid and is included in the $1,893.

4.- Since 2003, domestic and export sales volumes are reported as sales instead of shipments. For comparision reasons sales volumes are shown since 1997.

5.- As of December 2203, allowances were reclasified to the cost of goods sold from the net sales. As a result, gross income remains unchanged, while net revenues as well as the cost of goods sold reflect more clear numbers. For comparision reasons both figures have been modified from 1997 to 2002.

2001	2000	1999	1998	1997	1996	1995
28.59	27.85	26.56	25.57	24.96	23.66	22.22
9.99	8.55	7.55	6.46	4.99	3.72	2.89
38.58	36.40	34.11	32.03	29.95	27.38	25.11
38,054	36,232	33,084	31,189	27,865	24,400	25,012
17,756	16,625	15,889	15,293	14,097	12,370	12,523
20,299	19,607	17,195	15,895	13,768	12,031	12,489
11,219	10,409	9,363	8,838	7,619	7,088	7,658
9,079	9,198	7,831	7,058	6,149	4,943	4,831
-796	-1,021	-1,043	-1,847	-1,146	-1,708	-3,170
357	651	551	1,066	817	1,167	2,506
-439	-370	-493	-781	-329	-541	-664
-426	-324	-308	-332	-422	-405	-357
9,944	9,891	8,632	8,170	6,899	5,888	5,852
3,342	3,211	2,768	2,105	1,327	993	1,938
9	223	-97	470	774	774	-13
796	798	673	680	648	591	684
5,797	5,659	5,287	4,915	4,150	3,531	3,243
-1	-5	-1	-1	-1	-3	-2
5,796	5,655	5,286	4,913	4,149	3,528	3,241
-1,607	-1,718	-1,622	-1,559	-1,304	-1,051	-1,076
0	0	115	109	97	55	0
4,188	3,936	3,779	3,463	2,941	2,532	2,165
1.29	1.21	1.16	1.06	0.90	0.78	0.67
464	882	63	1,893	356	292	291
0.14	0.27	0.02	0.58	0.12	0.10	0.10
0	0	0	0	204	246	272
0.00	0.00	0.00	0.00	0.63	0.76	0.84
3,252	3,252	3,252	3,252	3,252	3,252	2,927
0	0	0	0	0	0	325

FINANCIAL SUMMARY BALANCE SHEETS AND ADDITIONAL INFORMATION

Grupo Modelo, S.A. de C.V. and Subsidiaries

Figures in millions of constant Mexican pesos as of December 31, 2004, except per share data.

CONSOLIDATED BALANCE SHEET INFORMATION	**2004**	2003	2002
Working Capital (Deficit)	**20,924**	16,905	15,539
Current Ratio	**6.0**	5.0	4.5
Property, Plant and Equipment -Net-	**42,792**	40,357	39,024
Total Debt / Total Assets (%)	**17.2%**	18.4%	19.0%
Deferred Income Taxes	**7,764**	7,013	6,927
Majority Stckholders' Equity	**46,726**	41,773	38,940
Return on Equity	**13.3%**	12.1%	12.0%
Book Value per Share	**14.4**	12.8	11.9
Total Assets	**73,466**	67,380	63,580

ADDITIONAL INFORMATION			
Capital Expenditures and Equity Investments	**5,080**	3,284	4,410
Depreciation and Amortization	**2,115**	2,051	1,975
Operating Income to Net Sales (%)	**29.3%**	26.9%	25.5%
EBITDA	**14,921**	13,122	11,957
Effective Tax Rate	**40.1%**	45.3%	39.0%
Price to Earnings per Share	**16.1**	18.2	19.5
Market Price per Share (High/Low)	**31.30/26.62**	28.80/21.00	26.98/19.97

Notes:

1.- Grupo Modelo, S.A. de C.V. 's shares began trading in the Mexican Stock Exchange in February, 1994.

2.- The number of outstanding shares was adjusted as a result of the two stock splits registered in August, 1995 and October, 1998, both of 4 for1.

3.- The capital expenditures include the equity investments of $779 in 2004, $193 in 2003, $1,261 in 2002, $830 in 2001, $1,076 in 2000.



Total Assets' Breakdown
Total Assets = 100%
3.5%
7.4%
21.6%
1.8%
7.5%
58.2%
Cash & Marketable Securities
Clients
Inventories
Fixed Assets (Net)
Investment in Associates
Others
Total Assets: $73,465.7 Millions

2001	2000	1999	1998	1997	1996	1995
14,568	12,209	11,931	10,200	11,843	10,032	9,011
4.9	4.5	5.0	5.1	5.6	5.3	4.4
38,002	35,489	33,155	31,047	27,278	25,425	25,773
20.3%	22.0%	9.1%	9.3%	9.9%	8.1%	7.1%
7,843	7,710	1,488	1,781	1,572	844	113
35,614	31,943	34,590	31,291	29,985	27,988	28,050
11.8%	12.3%	10.9%	11.1%	9.8%	9.0%	7.7%
11.0	9.9	10.6	9.6	9.1	8.6	8.6
59,860	54,678	51,587	46,936	44,862	40,889	41,115
4,416	5,197	3,645	5,237	3,335	3,471	4,503
1,898	1,728	1,649	1,544	1,470	1,262	1,239
23.9%	25.4%	23.7%	22.6%	22.1%	20.3%	19.3%
10,719	10,581	9,116	8,282	7,307	5,891	5,698
41.7%	42.8%	38.7%	39.8%	39.9%	40.0%	44.6%
18.4	25.3	29.3	29.1	32.8	29.7	35.5
26.70/18.75	27.15/18.60	27.65/18.60	24.60/14.75	19.00/10.77	12.00/7.74	9.33/4.35



Total Liabilities' Breakdown
Total Liabilities = 100%
13.8%
9.6%
10.3%
66.3%
Accrued Taxes
Deferred Taxes
Suppliers
Others
Total Liabilities: $12,653.6 Millions
Total Liabilities represented
17.2% of Total Assets.

REPORT BY THE AUDIT COMMITTEE

to the Board of Directors of Grupo Modelo, S.A. DE C.V.

Mexico City, April 18, 2005.

Given that this is the last meeting of the Board of Directors to be held prior to the Ordinary General Meeting of Shareholders, and in accordance with Article 14 Bis 3, section V, subsection a) of the Stock Exchange Act, we submit this report to you for presentation to the Shareholders' Ordinary General Meeting in accordance with the applicable legal provisions.

Since the last annual report by the Audit Committee, six meetings have been held, attended by all Committee members, the Statutory Auditors of the Company, the representatives of the firm of External Auditors, the CEO and the Finance and General Counsel Vice Presidents of Grupo Modelo, S.A. de C.V., as well as Mr. Thomas W. Santel and Mr. Pedro L. Soares.

The main business issues analyzed and resolved in these meetings were as follows:

1. The primary accounting policies applied by the company were reviewed, analyzed and approved on the basis of the information received. It is noted that the company made no changes to its accounting policies during the financial year.

2. The meeting reviewed the quarterly consolidated financial accounts and the general guidelines for each report which the company presented to the Mexican Stock Exchange for that financial year.

3. The information relating to the company's internal auditing systems was also reviewed and approved, as were the principal characteristics of the evaluations and reports, the review program to be followed during the financial year, and its current status and results. In addition, during the various meetings, information was received from CEO on the progress and results of the internal auditing program, which was carried out satisfactorily.

4. A report was received from the external auditor on the results of the external audit at December 31st, 2004, emphasizing the assistance provided by all departments of the company in carrying out this task. The committee took note and congratulated the directors and the external auditors on their efforts, which had made it possible to issue the audited financial statements in such good time.

5. A report was received from the Vice President - General Counsel, confirming that the company had complied with its legal obligations during the 2004 fiscal year. The committee members also took note of the current investigations during the same period, opened by the Antitrust Commission to which the company is a party.

6. The meeting also reviewed the audited consolidated financial statements to December 31st, 2004. The external auditors issued their opinion with no comments or reservations of any kind; all the information requested of the external auditor was received.

7. It was recorded in the minutes that the letter of comments to be submitted by the external auditors for the 2004 financial year would be analyzed at the next meeting of the audit committee. The purpose of this is to keep the committee properly informed of these recommendations and of the steps taken to comply with them.

8. Regarding commercial transactions involving related parties, which have been duly approved by the company's board of directors, the committee was informed by the CEO of those transactions entered into during the financial year, which, on the basis of the information provided by the directors, had been approved as they were considered to be in the best interests of the company.

9. Information was received from the directors about the various current projects related to the internal audit, internal control systems, and anticorruption and crime prevention practices.

10. During the financial year, the members of the audit committee monitored the international arbitration proceedings to which the 'Gambrinus Company' is a party and also the matter regarding the Santos Laguna athletic team.

11. Finally, the external auditors confirmed that they comply with the independence requirements imposed by the Stock Exchange Act and the general provisions issued on March 19th, 2003. They also confirmed that no additional work had been undertaken during the financial year, beyond that approved by the audit committee.

Yours sincerely,

LIC. EMILIO CARRILLO
PRESIDENT OF THE COMMITTEE

LIC. THOMAS HEATHER

C.P. JOAQUÍN SORDO

The following analysis should be read in conjunction with the consolidated financial statements of Grupo Modelo, S.A. de C.V. and Subsidiaries and the notes thereto.

The financial statements for the company have been prepared in accordance with generally accepted accounting principles in Mexico.

The figures in the financial statements and the notes thereto, as well as those included in this discussion, have been re-expressed in constant pesos as of December 31, 2004.

Sales of Beer

The total volume of beer sold during 2004 was 42.8 million hectoliters, which represented an increase of 2.1% compared with the previous year. This was the result of a 1.6% growth in the domestic market and 3.5% in the export market. Export beer sales represented 28.6% of the total volume for the year, whereas in 2003 it represented 28.2%.

Domestic sales showed weak performance in the first half of the year, as a result of the price increase applied in January 2004, as well as adverse climatic factors. Consumption improved in the second half of the year in response to regional, channel, brand and presentation promotions run mostly between the months of September and November. The increase in export sales was influenced by different factors; in the United States, the strongest performers were Corona Extra, which increased in line with the ten largest import brands in that market, and Modelo Especial, which was the only one of the ten top brands to grow by double-digit. In Canada and Europe, the volume grew by double-digit compared to the previous year.

Sales of Beer

(Millons of hectoliters)

Market	2004	2003	Increase
Domestic	30.588	30.100	1.6%
Export	12.232	11.824	3.5%
Total	42.820	41.924	2.1%

Net Sales

Net sales for the year 2004 were $44,814 million pesos, which is 5.3% more than in the previous year.

Market	2004	2003	Increase
Domestic Sales	27,734	27,310	1.6%
Export Sales	12,712	11,363	11.9%
Other Income	4,368	3,881	12.5%
Total Net Sales	44,814	42,554	5.3%

Other Income

The total for other normal income increased by 12.5% compared to the previous year, reaching $4,368 million pesos in 2004. This includes income not generated directly from sales of beer, such as royalties, sale of soft drinks, wine, liquor and food along with other products sold through the convenience stores, income from sports equipment and the sale of sub-products derived from the production process. This category also covers the sale of Anheuser-Busch beers which are imported and distributed in Mexico by Grupo Modelo.

Cost of Sales

The cost of sales was $19,573 million pesos, representing an increase of 4.0% over 2003. This item accounted for 43.7% of net sales in 2004, while in the previous year it was 44.2%. The lower cost of sales as a percentage of net sales was primarily due to operational improvements and the reduction of production costs.

Gross Profit

The gross profit for the financial year was $25,241 million pesos, 6.4% more than in 2003. This figure represents 56.3% of net sales, which is an increase of 50 basis points in gross margin.

Operating Expenses

Operating expenses represented 27% of net sales, a reduction of 1.7%. This was a result of the current restructuring of our distribution and logistics systems, which has enabled the company to reduce the number of strategic business units included in the distribution network, improve the efficiency of the routes and make better use of the vehicles which make daily deliveries to the points of sale.

Operating Profit

Operating profit was $13,150 million pesos, 15.0% higher than in 2003. This meant that the operating margin reached an all-time high of 29.3%, increasing by 240 basis points compared to the previous year.

Depreciation and Amortization

Charges for depreciation and amortization for the period were $2,115 million pesos, 3.1% more than in 2003. It is important to note that depreciation, as a percentage of net sales, was stable, even taking into account the current capacity expansion program.

Integral Result of Financing

In 2004, the integral result of financing was $97 million pesos (favorable to Grupo Modelo). This figure is lower than that recorded the previous year, due to a lower exchange rate gain and also a bigger loss in monetary position resulting from higher inflation.

Taxes

The effective rate of tax was 40.1%, compared to 45.3% the previous year. This change resulted primarily from deferred taxes since, in 2004, the company benefited from the decrease in the tax rate.

Net Profit

At the end of 2004, the majority net profit was 22.0% higher than in the previous year, increasing from $5,067 million pesos to $6,183 million pesos. This figure reflects the benefits obtained from the company's investment programs, which brought reductions in costs and expenses.

Financial Situation

At the close of the 2004 financial year, current assets were $25,183 million pesos, of which cash and investments amounted to $15,850 million pesos. The majority of these resources were invested in fixed income instruments in national currency. For its part, inventory represented 7.5% of total assets, amounting to $5,514 million pesos. The figure for total assets increased by 9.0% during 2004, reaching $73,466 million pesos.

Grupo Modelo directed $4,301 million pesos of its resources into investments in assets during the year, distributed as follows:

Investments	2004	Percentage
Cía. Cervecera del Trópico	1,043	24.2%
Breweries and other facilities	2,207	51.3%
Sales	1,051	24.5%
Total	4,301	100.0%

As of December 31, 2004, short-term liabilities represented 5.8% of total assets. The company continues with its no-debt policy, and total liabilities at year-end represented 17.2% of total assets. As for long-term liabilities, a significant proportion are represented by deferred taxes, which amounted to $7,764 million pesos.

Dividends

Starting December 31, 1998, it was proposed to shareholders that a total cash dividend be paid in an amount equivalent to the greater of (i) 15% of the consolidated net profit corresponding to the fiscal year ended December 31st, 1992, which amounted to $45 million pesos; or (ii) an amount equivalent to the "free cash flow" of the immediately preceding fiscal year. For these purposes, "free cash flow" means all of the majority net profit of Grupo Modelo, S.A. de C.V., plus depreciation and amortization, plus/minus movements in working capital, minus investment in fixed assets, minus the payment of principal if there is debt.

In April 2004, payment of a cash dividend of $2,866 million pesos was declared, equivalent to $0.88 pesos per share for the 3,251,759,632 outstanding shares. The amount of the dividend showed an increase of 51.1% in real terms when compared to the previous year. This dividend was paid against coupon number 12 of the shares. In addition, on the same date Anheuser-Busch received a dividend of $965 million pesos from Diblo, S.A. de C.V., for the 23.25% share it holds in that company.



PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México D. F.
Teléfono: 5263 6000
Fax: 5263 6010
www.pwc.com

Mexico City, February 22, 2005

To the Stockholders of
Grupo Modelo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Modelo, S. A. de C. V. and subsidiaries, as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Modelo, S. A. de C. V. and subsidiaries, as of December 31, 2004 and 2003, the results of their operations, changes in their stockholders' equity and changes in their financial position, for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

Rafael Maya, C.P.

CONSOLIDATED BALANCE SHEETS

Grupo Modelo S. A. de C. V. and Subsidiaries

As of December 31, 2004 and 2003 (Notes 1, 2 and 13)

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
ASSETS		
CURRENT:		
Cash and marketable securities	$ 15,849,517	$ 12,748,925
Accounts and notes receivable (Note 3)	1,929,355	1,625,000
Inventories (Note 4)	5,514,120	5,068,727
Prepaid expenses and other current items	1,890,398	1,985,825
Total current assets	25,183,390	21,428,477
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE (Note 3)	1,057,522	965,389
INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES (Note 5)	2,709,010	2,911,796
PROPERTY, PLANT AND EQUIPMENT (Note 6)	62,516,091	59,247,541
Accumulated depreciation	(19,724,128)	(18,890,612)
	42,791,963	40,356,929
OTHER ASSETS:		
Goodwill and unamortized expenses, net	1,243,507	1,178,852
Labor obligations upon retirement (Note 7)	480,303	538,044
	1,723,810	1,716,896
Total assets	$ 73,465,695	$ 67,379,487
LIABILITIES		
SHORT-TERM:		
Suppliers	$ 1,303,690	$ 993,305
Sundry creditors and accrued liabilities	968,914	823,065
Income tax payable		848,537
Excise tax on production and services payable	822,457	837,100
Employees' profit sharing	1,163,676	1,020,682
Total short-term liabilities	4,258,737	4,522,689
DEFERRED TAX AND EMPLOYEES' PROFIT SHARING (Note 10c.)	7,763,984	7,013,199
CONTINGENCIES AND COMMITMENTS (Note 7):		
Labor obligations upon retirement	630,862	889,148
Total liabilities	12,653,583	12,425,036
STOCKHOLDERS' EQUITY		
COMMON STOCK (Note 8)	14,679,984	14,679,984
PREMIUM ON SHARE SUBSCRIPTION	977,653	977,653
ACCUMULATED INCOME (Notes 9 and 10):		
Legal reserve	1,826,159	1,578,020
Reserve for acquisition of own shares	617,520	617,520
Retained earnings	28,766,904	25,217,479
Profit for the year, as the income statement	6,182,908	5,066,856
	37,393,491	32,479,875
INITIAL EFFECT OF DEFERRED TAX	(4,905,614)	(4,905,614)
ADJUSTMENT TO CAPITAL FOR LABOR OBLIGATIONS UPON RETIREMENT (Note 7)	(746,695)	(764,187)
INSUFFICIENCY IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY	(673,027)	(694,201)
Total majority stockholders' equity	46,725,792	41,773,510
MINORITY INTEREST:		
Anheuser-Busch Companies, Inc.	13,978,018	12,563,577
Other investors	108,302	617,364
Total minority interest	14,086,320	13,180,941
Total stockholders' equity	60,812,112	54,954,451
Total liabilities and stockholders' equity	$ 73,465,695	$ 67,379,487

The following notes are part of these consolidated statements.

CONSOLIDATED INCOME STATEMENTS

Grupo Modelo S. A. de C. V. and Subsidiaries

For the years ended December 31, 2004 and 2003 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
BEER NET SALES	$ 40,446,292	$ 38,673,293
OTHER INCOME	4,367,511	3,881,128
	44,813,803	42,554,421
COST OF SALES	19,572,819	18,826,901
Gross profit	25,240,984	23,727,520
OPERATING EXPENSES:		
Sales and distribution	8,578,257	8,806,228
Administrative	3,513,134	3,491,071
	12,091,391	12,297,299
Operating profit	13,149,593	11,430,221
OTHER INCOME, Net	288,731	520,513
INTEGRAL RESULT FROM FINANCING:		
Interest earned, net	865,106	611,151
Foreign exchange (loss) profit, net	(2,934)	91,700
Loss from monetary position	(765,466)	(475,145)
	96,706	227,706
Profit before provisions	13,535,030	12,178,440
PROVISIONS FOR (Note 10):		
Income and asset tax	3,934,814	4,477,351
Employees' profit sharing	1,493,766	1,037,379
	5,428,580	5,514,730
CONSOLIDATED NET PROFIT FOR THE YEAR	$ 8,106,450	$ 6,663,710
MAJORITY INTEREST PROFIT	$ 6,182,908	$ 5,066,856
MINORITY INTEREST PARTICIPATION:		
Anheuser-Busch Companies, Inc.	$ 1,884,219	$ 1,543,832
Other investors	39,323	53,022
MINORITY INTEREST PROFIT	$ 1,923,542	$ 1,596,854
EARNINGS PER SHARE (Amounts in Mexican pesos, attributable to majority interest)	$ 1.9014	$ 1.5582

The following notes are part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Grupo Modelo S. A. de C. V. and Subsidiaries

For the years ended December 31, 2004 and 2003 (Notes 1, 2 and 13)

(Amounts in thousands of constant Mexican pesos as of December 31, 2004, except dividends per share amounts)

			Accumulated income	
	Common stock	Premium on shares subscription	Legal reserve	Reserve for acquisition of own shares
BALANCES AT JANUARY 1, 2003	$ 14,679,984	$ 977,653	$ 1,350,324	$ 617,520
Appropriation of the profit for the year 2002, approved at the General Ordinary Stockholders' Meeting held on April 21, 2003, as follows:				
To retained earnings				
To legal reserve			227,696	
Dividend payment at the rate 0.5412 of Mexican peso per share in circulation				
Net movement in restructuring of minority interest				
Comprehensive income (Note 9)				
BALANCES AT DECEMBER 31, 2003	14,679,984	977,653	1,578,020	617,520
Appropriation of the profit for the year 2003, approved at the General Extraordinary and Ordinary Stockholders' Meeting held on April 19, 2004, as follows:				
To retained earnings				
To legal reserve			248,139	
Dividend payment at the rate 0.8523 of Mexican peso per share in circulation				
Net change in minority interest restructuring, dividends payments and acquisition of shares on subsidiaries (Note 10k.)				
Comprehensive income (Note 9)				
BALANCES AT DECEMBER 31, 2004	**$ 14,679,984**	**$ 977,653**	**$ 1,826,159**	**$ 617,520**

The following notes are part of these consolidated statements.

Accumulated income						
Retained earnings	**Profit for the year**	**Initial effect of deferred tax**	**Adjustment to capital for labor obligations upon retirement**	**Insufficiency in restatement of stockholders' equity**	**Minority interest**	**Total**
$ 22,719,839	$ 4,621,863	($ 4,905,614)	($ 551,423)	($ 570,341)	$ 12,534,948	$ 51,474,753
4,621,863	(4,621,863)					
(227,696)						
(1,896,527)						(1,896,527)
					(845,122)	(845,122)
	5,066,856		(212,764)	(123,860)	1,491,115	6,221,347
25,217,479	5,066,856	(4,905,614)	(764,187)	(694,201)	13,180,941	54,954,451
5,066,856	(5,066,856)					
(248,139)						
(2,866,051)						(2,866,051)
1,596,759					(1,022,578)	574,181
	6,182,908		17,492	21,174	1,927,957	8,149,531
$ 28,766,904	**$ 6,182,908**	**($ 4,905,614)**	**($ 746,695)**	**($ 673,027)**	**$ 14,086,320**	**$ 60,812,112**

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Grupo Modelo S. A. de C. V. and Subsidiaries

For the Years ended December 31, 2004 and 2003 (Notes 1, 2 and 13)
(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

	2004	2003
OPERATING:		
Consolidated net profit for the year	**$ 8,106,450**	$ 6,663,710
ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF RESOURCES:		
Depreciation and amortization for the year	**2,096,721**	2,051,299
Increase in deferred tax and employees' profit sharing	**772,421**	90,990
Equity in income of associates and non-consolidated subsidiaries, net of dividends received	**82,279**	(269,262)
Impairment on fixed assets allowance	**18,000**	43,452
	11,075,871	8,580,189
FUNDS PROVIDED BY (USED IN):		
Increase (decrease) in suppliers, sundry creditors and accrued liabilities	**422,718**	(86,478)
Increase in employees' profit sharing	**142,994**	142,903
Decrease (increase) in prepaid expenses and other current items	**96,020**	(474,736)
Decrease in income tax payable	**(844,121)**	(64,639)
Increase in accounts and notes receivable	**(380,304)**	(424,061)
(Increase) decrease in inventories	**(351,107)**	131,286
(Decrease) increase in excise tax on production and services payable	**(14,643)**	36,435
Funds arising from operations	**10,147,428**	7,840,899
FINANCING:		
Net change in minority interest restructuring and acquisition of shares on subsidiaries	**1,539,389**	(160,537)
Dividend payment	**(2,866,051)**	(1,896,527)
Dividend payment to minority stockholders,	**(965,208)**	(684,585)
Labor obligations upon retirement, net	**(105,193)**	(86,284)
	(2,397,063)	(2,827,933)
INVESTMENT:		
Acquisition of property, plant and equipment, net	**(4,300,663)**	(3,091,332)
Increase in other assets	**(197,849)**	(106,735)
Acquisition of shares of affiliates and non-consolidated subsidiaries, net	**(152,777)**	(1,742)
Increase in unamortized expenses	**(11,099)**	(244,312)
	(4,662,388)	(3,444,121)
Increase in cash and marketable securities	**3,087,977**	1,568,845
Balance at beginning of year	**12,748,925**	11,180,080
Cash and marketable securities of subsidiary incorporated in consolidation	**12,615**	
Balance at end of year	**$ 15,849,517**	$ 12,748,925

The following notes are part of these consolidated statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Grupo Modelo S. A. de C. V. and Subsidiaries

As of December 31, 2004 and 2003

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
Breweries:	
Cervecería Modelo, S. A. de C. V.	**100**
Compañía Cervecera de Zacatecas, S. A. de C. V.	**100**
Compañía Cervecera del Trópico, S. A. de C. V.	**100**
Cervecería Modelo de Guadalajara, S. A. de C. V.	**100**
Cervecería Modelo del Noroeste, S. A. de C. V.	**100**
Cervecería Modelo de Torreón, S. A. de C. V.	**100**
Cervecería del Pacífico, S. A. de C. V.	**100**
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	**100**
Extractos y Maltas, S. A.	**98**
Machinery manufacturers:	
Inamex de Cerveza y Malta, S. A. de C. V.	**100**
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V.	**100**
Agencies distributing beer and other products:	
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	**100**
Las Cervezas Modelo del Noroeste, S.A. de C.V.	**100**
Las Cervezas Modelo en Morelos, S.A. de C.V.	**100**
Cerveza Corona de Guadalajara, S.A. de C.V.	**100**
Las Cervezas Modelo del Sureste, S.A. de C.V.	**100**
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	**100**
Cervezas Modelo de La Laguna, S.A. de C.V.	**100**
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	**100**
Las Cervezas Modelo del Altiplano, S.A. de C.V.	**100**
Las Cervezas Modelo en Baja California, S.A. de C.V.	**100**
Las Cervezas Modelo en Guerrero, S.A. de C.V.	**100**
Mercantil Michoacana, S.A. de C.V.	**100**
Las Cervezas Modelo en Sonora, S.A. de C.V.	**100**
Las Cervezas Modelo del Centro, S.A. de C.V.	**100**
Las Cervezas Modelo del Occidente, S.A. de C.V.	**100**
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	**100**
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	**100**
Promotora Comercial del Bajío, S.A. de C.V.	**100**
Distribuidora Modelo de Toluca, S.A. de C.V	**100**
La Corona en San Cristóbal S.A. de C.V.	**100**
Las Cervezas Modelo en Campeche S.A. de C.V.	**100**
Las Cervezas Modelo del Estado de México S.A. de C.V.	**100**
Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	**100**

The Group is in the process of merging its distribution agencies in order to improve its operations.

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in accordance with generally accepted accounting princip es in Mexico. These accounting principles require that Group's Management makes estimates based on circumstances and applies certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The Group's Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final actual effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by integrated Statement B-10, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes are stated consistently in Mexican pesos at the purchasing power of December 31, 2004, by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The purchase exchange rate of $11.00 ($11.17 in 2003) per U.S. dollar, was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income (see Note 14).

g) Inventories - These items were initially recorded at acquisition cost using the last-in, first-out method, subsecuently they are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

h) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

i) Investment in shares of associates and non-consolidated subsidiaries - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which, manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition date, in the case of subsequent purchases to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

m) Goodwill and unamortized expenses – Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimates the investment will be recovered. The practice of amortizing investments in licenses and permits is based on the straight-line method on the final balance of the period, at the rate of 5%.

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

o) **Long-lived assets** - The dispositions of the Statement C-15 "Impairment of the value of the long-lived assets and their disposal" issued by MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. The Group's Management has carried out a study to determine the fair value in their long-lived assets, the result of this study determined that there is not a relevant impairment effect that modifies the value of its assets.

p) **Foreign currencies** - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at end of the period are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

q) **Labor obligations upon retirement** - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period regarding seniority premiums and pension plans were determined under the unitary cost method by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by the Mexican Tax Authorities.

r) **Severance pay** - These payments are charged to the income statement in the year in which they are made.

s) **Deferred income tax and employees' profit sharing** - In recognizing deferred income tax, the Group uses the method of comprehensive assets and liabilities, which consists of determining the aforementioned tax by applying the income tax rate corresponding to temporary differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. Regarding employees' profit sharing there are no temporary differences between accounting result and tax base applicable in employees' profit sharing, determination which could give rise to a significant deferred asset or liability. As result fiscal dispositions that will be effective on January, 2005, the Group recorded a deferred employees' profit sharing liability of $291,376, against income statement of the year (See Note 10f).

t) ***Restatement of stockholders' equity*** - *This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution* date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

u) **Insufficiency in the restatement of stockholders' equity** - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from withholding; otherwise, a loss will occur. The result from holding non-monetary assets generated until 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

v) **Result from monetary position** - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

w) **Comprehensive income** - Statement B-4 "Comprehensive Income" requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

x) **Earnings per share** - Earnings per share attributable to the majority interest, were calculated based on the average of common outstanding shares.

y) *Some balance sheet items of the year 2003, has been reclassified in order to be properly presented and comparable with 2004 figures. Items that were* reclassified are:

- Long term accounts and notes receivable were increased by $813,328 decreasing prepaid expenses.

- Property, plant and equipment were increased by $239,419, decreasing goodwill and unamortized expenses.

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

3. ACCOUNTS AND NOTES RECEIVABLE:

The balance of this account is made up as follows:

Item	2004	2003
Trade accounts receivable	$ 2,703,296	$ 2,546,909
Sundry debtors	243,507	97,289
Sellers	51,377	67,658
	2,998,180	2,711,856
Less - Allowance for doubtful accounts	(358,486)	(310,910)
	2,639,694	2,400,946
Recoverable taxes	280,771	131,867
Non-consolidated related companies (see Note 11)	33,996	28,487
Officers and employees	32,416	29,089
	2,986,877	2,590,389
Less - Short-term accounts and notes receivable	(1,929,355)	(1,625,000)
Long- Term accounts and notes receivable	$ 1,057,522	$ 965,389

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2004	2003
Containers and packaging	$ 1,743,142	$ 1,888,352
Raw materials	1,677,874	1,215,415
Finished goods and work in process	1,044,088	975,425
Spare parts and accessories	615,619	591,218
Merchandise in transit and advances to suppliers	494,069	479,955
Advertising articles	103,141	115,311
	5,677,933	5,265,676
Less- Allowance for slow-moving inventories	(163,813)	(196,949)
	$ 5,514,120	$ 5,068,727

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares composing the capital stock	2004	2003
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	$ 2,415,397	$ 2,503,961
Gondi, S. A. de C. V.	7	190,239	200,113
Foreign investments [1]	40-81	127,407	121,356
Extractos y Maltas, S. A. [2]	26 in 2003		112,478
		2,733,043	2,937,908
Others		43,469	49,666
		2,776,512	2,987,574
Less - Allowance for decline in book value		(67,502)	(75,778)
		$ 2,709,010	$ 2,911,796

[1] The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S.A., an investment grouped in foreign investments item, as the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. The investment in this subsidiary represents less than 0.02% (0.03% in 2003) of consolidated assets.

[2] On October 2004, the Group acquired 72% of Extractos y Maltas, S. A. voting right shares. Due to this, since November of the same year, figures of that subsidiary have been incorporated to the consolidation process.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries includes the shareholding in the results of those entities amounting to $343,607 ($359,777 in 2003) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	2004			2003
	Net historical cost	Net restatement	Net total value	Net total value
Land	$ 1,231,046	$ 3,077,850	$ 4,308,896	$ 4,214,132
Machinery and equipment	10,714,899	7,072,370	17,787,269	15,595,421
Transportation equipment	1,848,645	505,392	2,354,037	2,516,166
Buildings and other structures	4,879,988	6,224,579	11,104,567	10,357,493
Computer equipment	317,483	23,179	340,662	273,570
Furniture and other equipment	408,658	122,111	530,769	511,581
Antipollution equipment	426,150	252,860	679,010	700,798
Construction in progress and advances to suppliers	5,309,922	376,831	5,686,753	6,187,768
	$ 25,136,791	$ 17,655,172	$ 42,791,963	$ 40,356,929

Depreciation for the year amounted to $2,054,125 ($1,953,841 in 2003).

b) The Group's Management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $5,938,000 ($4,944,843 in 2003), to be applied to the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during the exercise of 2005 and 2006.

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2004	2003
Obligations for current benefits	$ 4,658,260	$ 4,568,509
Additional amount for projected benefits	396,175	383,135
Obligations for projected benefits	5,054,435	4,951,644
Plan assets (trust fund)	(3,827,831)	(3,509,170)
	1,226,604	1,442,474
Items to be amortized over a period of 16 to 22 years:		
For adjustments to variances	(1,555,467)	(1,605,159)
For past services	(500,099)	(527,577)
Projected net assets	(828,962)	(690,262)
Additional liability made of:		
Intangible assets	480,303	538,044
Adjustment to capital	979,521	1,041,366
Accrued liability	$ 630,862	$ 889,148

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $458,495 ($379,978 in 2003). During the period payments made by the trusts to beneficiaries amounted to $198,874 ($153,304 in 2003).

- The net cost for the period amounted to $353,302 ($293,694 in 2003), and was determined in the same manner as projected benefits obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, when the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, the company will have until December 31, 2006 to comply with this requirement.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $267,171 ($150,120 in 2003); $201,273 of this amount is presented in other income-net, corresponding to the Group restructuring severances.

c) Groups' Management recorded a reserve of $185,759 in order to support expenses from its restructuring group plan, which is estimated to be carried out by late April, 2005. It mainly involves mergers among Agencies. Expenses derived from this plan will be charged through out 2005.

d) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation nor the consolidated results of its operations.

e) As of the date of the consolidated financial statements, there are purchasing commitments for the purchase of inventories, machinery and equipment in the amount of 164 millions of U.S. dollars (106 millions of U.S. dollars in 2003) approxemately.

f) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

8. COMMON STOCK:

As of December 31, 2004 and 2003, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	**$ 785,996**
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	**1,085,855**
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	**967,801**
	2,839,652
Effect of restatement	**11,840,332**
	$ 14,679,984

9. COMPREHENSIVE INCOME:

The Grupo's comprehensive income for the year is made up as follows:

Description	2004	2003
Profit for the year	**$ 8,106,450**	$6,663,710
Adjustment to capital for labor obligations upon retirement	**18,061**	(287,863)
Result from holding non-monetary assets	**25,020**	(154,500)
Comprehensive income	**$ 8,149,531**	$ 6,221,347

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 is made up as follows:

Item:	2004	2003
Income tax incurred	**$ 4,333,493**	$ 4,347,444
Asset tax	**35,888**	22,388
Deferred income tax	**(434,567)**	107,519
	$ 3,934,814	$ 4,477,351

b) As a result of the ammendments to the Income Tax Law made in 2001 and in effect since January 1, 2002, the income tax rate has been reduced annually since 2003 so that it will reach the nominal rate of 32% in 2005. Subsequently, on January 1, 2005, new amendments were made to Income Tax Law regarding the annual reduction of the tax rate until it reaches the nominal rate of 28%, in 2007. The income tax caused in the period was determined applying the rate of 33% to the fiscal result, (34% in 2003). The rate used to calculate deferred income tax was 28% (32% in 2003). This change in rate resulted in a liability reduction of $969,988, that increased stockholders' equity.

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

c) Deferred taxes and employee's profit sharing – The main temporary items giving rise to this liability at the date of these consolidated financial statements are analyzed as follows:

Item:	2004	2003
Fixed assets and other assets	**$ 5,408,775**	$ 5,746,035
Inventories	**1,437,765**	1,385,092
Labor obligations upon retirement	**249,428**	220,902
Others	**478,166**	(214,329)
Subtotal	**7,574,134**	7,137,700
Tax credits corresponding to:		
Asset tax recoverable	**(92,993)**	(104,099)
Tax losses	**(8,533)**	(20,402)
Total deferred tax liability	**7,472,608**	7,013,199
Deferred employees' profit sharing	**291,376**	
Total deferred tax and employees' sharing	**$ 7,763,984**	$ 7,013,199

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $26,809 ($47,768 in 2003), that can be amortized against future tax profits, after restatement. In this year, prior years' tax losses in the amount of $11,573 ($11,176 in 2003), at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

f) Employees' profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

Fiscal regulations in effect since January 2005, establish that the contributors could decide whether to consider the inventory stock as a taxable income as of December 31, 2004, approvising them to follow the first-in, first-out method, or not to deduct the final inventory balance at the date mentioned, when it will be consumed or sold. For this reason, the Group has recorded a deferred employees' profit sharing liability against income of the year for $291,376.

Employees' profit sharing provision as of December 31, is made up as follows:

Item	2004	2003
Current employees' profit sharing	**$ 1,202,390**	$ 1,037,379
Deferred employees' profit sharing	**291,376**	
	$ 1,493,766	$ 1,037,379

g) At the date of the consolidated financial statements, there is asset tax in the amount of $211,088, ($191,257 in 2003) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided for in Statement D-4 by $92,993 ($104,099 in 2003).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $35,888 ($22,388 in 2003).

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The consolidation percentage of shareholding in subsidiaries is determined by multiplying the real participation of the controlling company in the controlled companies by a factor of 0.60. Controlled companies' unamortized prior years' tax losses included in the determination of the consolidated tax result before the year 1998, and which are to be amortized against tax profits generated in the year, are considered at the shareholding percentage. Fiscal disposition in effect January 1st, 2005, stablish that the tax result of each controlled company will be multiply by percentage of direct or indirect shareholding

- Until 2004 the consolidated tax result of, must be, multiplied by a factor of 0.60.

- Those companies, in which the direct or indirect participation through another controlled company does not exceed 50%, must not be included in the consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit from the consolidated tax result of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 33% income tax in 2004 on the result of multiplying the dividend paid by the factor of 1.4925; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- Dividends arising from the Net Reinvested Tax Income Account (CUFINRE) are subject to a 5% income tax rate. The rate is 3% for net reinvested tax profit raised in 1999.

- In 1999, the income tax rate was changed, with the general rate established at 35%, implementing a deferral program for profit reinvestment, and applying the 30% rate to reinvested tax profits. The remaining 5% tax becomes payable in the period in which said reinvested tax profits are decreed as dividends. This procedure remained in effect up to 2001, and the tax deferral from CUFINRE will not be applied until dividends are paid in future years.

- In this period dividends in the amount of $2,771,475 ($1,759,852 in 2003) at historical value has been decreed. The amount of $2,496,777 comes from the CUFINRE and caused income tax for distribution of reinvested in the amount of $191,939 ($134,913 in 2003), figure that was reserved in prior years, and the amount of $274,698 was distributed from CUFIN.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	2004	2003
CUFIN	**$ 18,993,626**	$ 15,471,264
CUFINRE	**$**	$ 2,445,520

j) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account of contributed capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

k) During the period, minority interest was purchased in some subsidiaries, this purchase represents 4.4% of its total. Contributions related to changes in prior years retained earnings, representing 3.4% net of deferred tax are included in the others item under Note 10c., were also received from minority stockholders'.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2004	2003
Purchases of:		
Containers and packaging	$ 4,515,445	$ 4,581,169
Raw materials	354,692	362,918
Machinery	169,519	150,266
	$ 5,039,656	$ 5,094,353
Sales of:		
Recyclable materials	$ 141,328	$ 139,766
Machinery and maintenance services	4,299	9,023
Freights and services charges	117	4,168
	$ 145,744	$ 152,957

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2004	2003
Assets	117,534	104,919
Liabilities	37,053	25,119

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the market exchange rate of $11.00 pesos for assets and $11.16 pesos for liabilities per U.S. dollar	$ 1,292,874	$ 413,511

c) At the date of the consolidated financial statements, there were inventories amounting to 59,071 thousand U.S. dollars (46,432 thousand U.S. dollars in 2003), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2004	2003
Exportation of finished goods	1,135,841	974,753
Collection of royalties	132,442	127,960
Exportation of packaging and other materials	18,534	12,997
	1,286,817	1,115,710
Purchase of inventories	134,270	127,009
Freight, advertising, taxes and duties, and other items	185,067	165,665
Purchase of machinery and payment of other services	119,556	74,216
Purchase of spare parts	20,802	20,921
	459,695	387,811
Net	827,122	727,899

(Amounts in thousands of constant Mexican pesos as of December 31, 2004)

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

	Income	Consolidated Net profit	Identifiable assets
2004			
Domestic	**$ 32,101,713**	**$ 5,788,005**	**$ 72,525,470**
Exports	**12,712,090**	**2,318,445**	**940,225 (1)**
	$ 44,813,803	**$ 8,106,450**	**$ 73,465,695**
2003			
Domestic	$ 31,190,776	$ 4,857,845	$ 66,524,764
Exports	11,363,645	1,805,865	854,723
	$ 42,554,421	$ 6,663,710	$ 67,379,487

(1) This amount solely includes assets related with beer distribution abroad.

14. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

b) Under Statement C-2 "Financial Instruments", the Group has carried out some derivative financial instrument transactions, wich has been set as hedge due to they mitigate the exposure to volatility in price of consumables.

15. NEW ACCOUNTING PRONOUNCEMENTS:

The following accounting standards, which were issued by the IMCP, went into effect on January 1, 2005. Management considers that the adoption of these standards will not have a significant effect on the financial information:

a) Statement B-7, "Acquisitions of Businesses", which establish, among other things, the purchase method as the only method of accounting for the acquisition of a business, changes to the accounting treatment of goodwill, eliminating the amortization of goodwill as from the date on which that statement went into effect and making it subject instead to annual impairment tests. The statement also provides specific rules for the acquisition of minority interests and the transfer of assets or the exchange of shares between entities under commun control.

b) Amendments to Statement C-2, "Financial Instruments", went into effect on January 1, 2005. Its provisions require that the effects of valuing investments available for sale be recorded in stockholders equity and not income for the year, and include rules for determining the effects of impairment of financial instruments.

c) Statement C-10 "Derivative Financial Instruments and Coverage Operations", went into effect on January 2005. This Statement, besides detailing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires that the effectiveness of hedges of cash flows and of net investment in subisidiaries located abroad be evaluated and the effective portion of the gains or losses on hedging instruments be recognized within comprehensive income.

d) The amendments to Statement D-3, Labor Obligations, went into effect on January 1, 2005. Thesse amendments provide additional valuation and disclosure rules for recognizing severance payments due to causes other than restructuring.

Miguel Ortiz Aguilar
Contador Público

OPINION OF THE STATUTORY AUDITOR

Mexico City, February 24, 2005

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am pleased to submit my report on the veracity, sufficiency and reasonability of the consolidated financial statements for the year ended December 31, 2004, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended the Stockholders', the Board of Directors' and the Audit Committee meetings to which I was summoned. Likewise, I reviewed to the extent that I considered necessary in the circumstances, the report of the Company's independent auditors, issued as a result of their audit of the consolidated financial statements for the year ended December 31, 2004, made in accordance with auditing standards generally accepted in Mexico.

In my opinion, based on my review and that of the idependent auditors, the accounting and information reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the Stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements accurately, reasonably and sufficiently present, the consolidated financial position of Grupo Modelo, S.A. de C.V. as of December 31, 2004, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Miguel Ortiz Aguilar
Statutory Auditor

Punta Santa Fe. Prol. Paseo de la Reforma 1015 Torre A piso 18. Santa Fe 01376, México D.F., tel. 1084 7008, fax 1084 7001 / 02 www.osy.com.mx

ALBERTO TIBURCIO CELORIO
CONTADOR PUBLICO

REPORT OF STATUTORY AUDITOR

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am pleased to submit my report on the financial statements for the year ended December 31, 2004, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor, the Stockholders', the Board of Directors' and the Audit Committee meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated February 22, 2005, issued as a result of their audit of the financial statements made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly in all materials respects, the consolidated financial positions of Grupo Modelo, S.A. de C.V. and subsidiaries at December 31, 2004, the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

C.P.C. Alberto Tiburcio Celorio
Statutory Auditor

México City, México
February 22, 2005

GLOSSARY

ADR'S
American Depositary Receipts utilized to negotiate foreing stocks.

INSTALLED CAPACITY
The theorical total annual capacity that a plant can produce with its present infrastructure.

BREWING HOUSE
Building where different equipment converts raw materials used in the brewing process into a liquid known as wort.

HECTOLITER
Measure used in the brewing industry equivalent 100 liters.

LATIBEX
Spanish stock market for Latin-American companies that quoted in euros.

HOPS
Plant used in small quantities to provide the characteristic bitter taste and typical smell of beer.

MALTING PLANT
Plant where under control'ed procedures, cleaned barely is transformed into malt through the steeping, germination and kilning processes.

WORT
Liquid obtained from the mashing process.

HAND HELD
Electronic device utilized by the sales force to facilitate the sales orders, inventory control and statistical figures of clients, among others.

UNITANK
A cylindrical tank with a conical bottom where wort is first fermented and afterwards aged.

EQUIVALENCE TABLE

Hectoliter	Liters	U.S. Gallons	U.S. Barrel
1	100	26.42	0.85

Design: milenio3.com.mx

Markets

Grupo Modelo trades in the Mexican Stock Exchange with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex as XGMD.

Depositary Bank in the US

The Bank of New York
Shareholder Relations
Contact: Alexis Vázquez
P.O. Box 11258
Church Street Station
New York, NY. 10286-1258
Telephone: 1-888-BNY-ADRS (269-2377), 1-610-312-5315
e-mail: shareowner-svcs@bankofny.com

Listing Agent in Spain

Santander Investment Services, S.A.
Contact: Enrique Romero Serrano
Ciudad Grupo Santander
Avenida de Cantabria, s/n
Edificio Encinar, planta baja.
28660 Boadilla del Monte - Madrid
Tel. 34 91 289 3943
e-mail: emisores.madrid@gruposantander.com

Be advised that Grupo Modelo's 2004 Annual Report may include some expected performance results regarding Grupo Modelo and its Subsidiaries. Such forward-looking statements, hinged on management's considerations, are based on current and known information. However, such expectations may vary due to facts, circumstances and events beyond Grupo Modelo and its Subsidiaries control.

INVESTOR INFORMATION

Eduardo Zamarripa
Investor Relations

Campos Elíseos #400 piso 18
Col. Lomas de Chapultepec
C.P. 11000, México, D.F.
Tel. (5255) 5283 3600
Fax (5255) 5280 6718

www.gmodelo.com
ir@gmodelo.com.mx


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GMODELO


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